File Number 7599226 (Delaware)

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

ANNUAL REPORT AND UNAUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2023

(Unaudited)

RESTATED

COMPANY INFORMATION

Board	Brigadier (Retired) I Cameron-Mowat R M Sloman D Szkubiel D J Field R A Mellor
Advisory Board	R J Kmiecik B M Coaker S R Flear D A Staveley L E Williams
File number	7599226 (Delaware)
Registered office	49763 Sandra Drive Shelby Township MI 48315

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
CONTENTS

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2023 (RESTATED)

The directors present their annual report and financial statements for the year ended 31 December 2023.

Directors
The directors who held office during the year and up to the date of signature of the financial statements were as follows:

Brigadier (Retired) I Cameron-Mowat
R M Sloman
D Szkubiel
D J Field
R A Mellor

Progress During the Year
Following a successful raise on Wefunder during the year, we received an additional $48,695 by way of investment into the Company (after fees).

We have continued to cut costs in the Company during the year, and have continued to receive further financial support from Advanced Blast & Ballistic Systems Limited (ABBS) who continue to pay for advertising, support services and legal fees Again their charges for 2022-2023 have been recognized in these accounts as long-term debt not be repaid before January 2026; to allow time for the Company to gain momentum in the North America market. Similarly, consultancy fees payable to the CEO, Roger Sloman via his service company, Sloman & Associates Limited have been recognized in the accounts as a long-term debt, not payable before January 2026.

In the meantime, during the year, the Company has continued to make progress, having lodged an updated application with the US Department of Defense for funding to investigate the causes of Traumatic Brain Injury (TBI) inside a non-penetrated un-armored vehicle and how the various armored vehicle technologies offered by the Company may help mitigate or prevent those causes. Unfortunately following the year end, we heard in March 2024, that this updated bid had also been rejected.

We have also continued to promote the technologies offered by the Company at airshows and armored vehicle conferences, as well as a meeting in Washington DC with the Pentagon during the year.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

On behalf of the board

....
R M Sloman
Director

Date: ....

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER 2023 (RESTATED)

	Notes	2023 $	2022 $
Turnover		-	-
Cost of Sales		-	-
Other Income		-	344
Gross Profit		**0**	**344**
Operating Expenses			
Bank Charges		(293)	(353)
Legal & Professional Fees	5	(277)	(27,769)
Consultancy Fees	6	(39,888)	(62,254)
IT Services		(953)	(1,108)
Marketing	7	(3,347)	(7.876)
Franchise Taxes & Licences		(549)	(830)
Travel Expenses		-	-
Corporation Tax		-	-
Investment Fees		(3,948)	-
Support Services	8	(7,851)	-
Loan Interest		(225)	(631)
TOTAL OPERATING EXPENSES		**(57,331)**	**(100,822)**
NET OPERATING LOSS			
OTHER INCOME / (EXPENSE)		-	-
TOTAL OTHER INCOME / (LOSS)		-	-
TOTAL COMPREHENSIVE LOSS		**(57,331)**	**(100,478)**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
BALANCE SHEET
AS AT 31 DECEMBER 2023

	Notes	2023 $	2023 $	2022 $	2022 $
ASSETS					
Tangible assets			-		-
Current assets					
Debtors	9	4		4	
Cash at bank and in hand		46,031		5,877	
		46,035		5,881	
Total Assets			**46,035**		**5,881**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Creditors: amounts falling due within one year	10	-		-	
Total Current Liabilities		-			
Debt	11	165,902		121,061	
Total Liabilities		**165,902**		**121,061**	
Capital and reserves					
Common Stock	12	400		400	
Preferred Stock	13	4		-	
Additional Paid in Capital (APIC)		53,040		400	
Retained Earnings / (Accumulated Deficit)	14	(173,311)		(115,980)	
Total Stockholders' Equity		**(119,867)**		**(115,180)**	
Total Liabilities and Stockholders' Equity			**46,035**		**5,881**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2023 (RESTATED)

(USD $ in Dollars)	**Additional Paid in Capital $**	**Retained Earnings / (Accumulated Deficit) $**	**Total Stockholders' Equity $**
Balance – December 31, 2022	800	(115,980)	(115,180)
Capital Contribution	52,644	-	52,644
Net income / (loss)	-	(57,331)	(57,331)
Balance – December 31, 2023	**53,644**	**(173,311)**	**(119,867)**

See accompanying notes to financial statements.

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2023 (RESTATED)

	2023 $	2022 $
Cash Flow from Operating Activities		
Net Income / (loss)	(57,331)	(100,478)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	-	-
Account Payable	-	-
Accrued Expenses and Other Liabilities	44,841	98,531
Net Cash Provided/(Used) by Operating Activities	**(12,490)**	**(1,947)**
Cash Flow from Investing Activities		
Expenditures Pertaining to Intangibles	-	-
Net Cash Used in Investing Activities	**-**	**-**
Cash Flow from Financing Activities		
Proceeds from Long Term Debt	-	6,320
Capital Contributions	52,644	784
Net Cash Provided / (Used) by Financing Activities	**52,644**	**7,104**
Change in cash	40,154	
Cash – December 31, 2022	5,877	
Cash – December 31, 2023	**46,031**	

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING, FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of Property and Equipment not yet Paid For	-	-
Issuance of Equity in Return for Note	-	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities	-	-

See accompanying notes to financial statements.

1 Nature of Operations
Active Safety System Technologies Inc is a private company limited by shares incorporated in Delaware. The company trades from 49763 Sandra Drive, Shelby Township, MI 48315.

The Company has been formed to exploit the patent and product portfolio of Advanced Blast & Ballistic Systems Limited (based in the UK) across the US and Canadian markets and as such it is proposed that the Company will be granted an exclusive distribution agreement to market those products in North America, such license to be entered into during 2023.

1.1 Going Concern Matters
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019, 2020, 2021, 2022 and 2023.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

To date, the Company has been supported by ongoing payments made by Advanced Blast & Ballistic Systems Limited in the UK via an interest bearing loan; to be repaid at such point as the Company has sufficient reserves to repay the loan, but not before 1st January 2026, plus various outstanding invoices raised by Advanced Blast & Ballistic Systems Limited and Sloman & Associates Limited, both of which companies have again agreed that these invoices do not need to be paid until 1st January 2026.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 2025 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

1.2 Fiscal year
The Company operates on a December 31st year-end.

2 Summary of Significant Accounting Policies

2.1 Basis of accounting
The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

2.2 Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

2.3 Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

2.5 Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2.6 Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2023, and December 31, 2022.

2.7 Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

2.8 Intangible Assets
Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following:
1) a significant decrease in the market value of the asset,
2) a significant adverse change in the extent or manner in which an asset is used
3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2023.

2.9 Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

2.10 Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

2.11 Advertising & Marketing
Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

2.12 Rent
The Company currently does not pay any rent for office space.

3 Employees
The average monthly number of persons (including directors) employed by the company during the year was:

	2023	2022
	Number	Number
Total	5	5

4 Taxation
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 to 2023.

Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

	2023	2022
	$	$
Current tax	-	-
Adjustments in respect of prior periods	-	-

5 Legal & Professional Fees

	2023	2022
	$	$
Legal Fees	-	27,477
Other professional fees	277	292
	277	27,769

Advanced Blast & Ballistic Systems Limited in the UK asked the Company to recognize payments it had made to Legal & Professional Advisors on behalf of work undertaken on behalf of the Company (and its predecessor, ABBS-USA Inc) since November 2018.

6 Consultancy Fees

	2023	2022
	$	$
Board Members Fees	39,888	62,254
	39,888	62,254

During the year, the Company received invoices representing £2,000 ($2,511) owed to Sloman & Associates Limited in relation to invoices relating to consultancy services provided by that Company (which is owned by the CEO, Roger Sloman) for the period October 2022 to September 2023.

Advanced Blast & Ballistic Systems Limited in the UK also asked the Company to recognize payments it had made to Board Members on behalf of work undertaken on behalf of the Company during the period November 2022 to October 2023, amounting to £24,201 ($30,384).

The balance ($7,850) represents invoices received from the COO, Don Szkubiel during the period.

7 Marketing

	2023	2022
	$	$
General Marketing	3,347	7,876
	3,347	7,876

Advanced Blast & Ballistic Systems Limited in the UK asked the Company to recognize payments it had made for marketing purposes on behalf of work undertaken on behalf of the Company (and its predecessor, ABBS-USA Inc) during the period November 2018 to October 2023.

8 Support Services

	2023	2022
	$	$
Support Services	7,850	-
	7,850	-

Advanced Blast & Ballistic Systems Limited in the UK also asked the Company to recognize support services provided to the Board and general administration of the Company during the period November 2022 to October 2023, amounting to £6,253 ($7,850).

9 Debtors

	2023	2022
Amounts falling due within one year:	$	$
Corporation tax recoverable	-	-
Other debtors	4	788
	4	788

Other Debtors represent the amount of shares in the company which have been issued, but monies not received.

10 Creditors: amounts falling due within one year	**2023**	**2022**
	$	**$**
Other creditors	-	-
	-	-

11 Creditors: amounts falling due after one year	**2023**	**2022**
	$	**$**
Loan from D Szkubiel	260	250
Loans from Advanced Blast & Ballistic Systems Limited	22,902	22,280
Loan Interest Arising	224	631
Other creditors	142,516	97,899
	165,902	121,061

Other creditors are made up of:

a) $250 – A loan from D Szkubiel when the Company was first set up. Interest rate is 1% pa on the outstanding principal. Accumulated Interest to end of 2022 was $10
b) $11,980 - A 2019 loan - interest rate 1% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK. Accumulated Interest to end of 2022 was $479.20
c) $3,980 - A 2020 loan - interest rate 0.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK. Accumulated Interest to end of 2022 was $59.70
d) $1,250 - A 2022 loan - interest rate 0.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK. Accumulated Interest to end of 2022 was $6.25
e) $5,070 - A 2022 loan - interest rate 1.5% pa on outstanding principal repayable 1st January 2026. from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK. Accumulated Interest to end of 2022 was $76.05
f) $142,516 owed to Advanced Blast & Ballistic Systems Limited (£118,642) in relation to invoices relating to services provided by that Company. This includes $53,647 owed to Sloman & Associates Limited (£44,000) in relation to invoices relating to consultancy services provided by Roger Sloman (CEO) – this amount was paid by Advanced Blast & Ballistic Systems Limited on behalf of the Company.
This amount will not become payable until 1st January 2026.

12 Called up equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock.

The total number of shares of Common Stock authorized to be issued is nine million (9,000,000) shares at a par value $0.0001 per share.

	2023	**2022**	**2023**	**2022**
	Number	**Number**	**$**	**$**
Common Stock Issued and Fully Paid	4,000,000	4,000,000	400	400

During the year, no Common Stock of $0.0001 were issued.

The total number of shares of Preferred Stock authorized to be issued is one million (1,000,000) shares at a par value $0.0001 per share.

	2023	**2022**	**2023**	**2022**
	Number	**Number**	**$**	**$**
Preferred Stock Issued and Fully Paid	41,110	-	4	-

During the year, 41,110 Preferred Stock of $0.0001 were issued to the Wefunder investors.

13 Retained Earnings / (Accumulated Deficit)	**2023**	**2022**
	$	**$**
At the beginning of the year	(115,348)	(15,502)
Profit / (Loss) for the year	(957,107)	(100,478)
At the end of the year	(172,455)	(115,980)

NOL Carry Forward for Corporation Tax	**2023**	**2022**
	$	**$**
At the beginning of the year	(100,032)	(186)
Profit / (Loss) for the year	(57,107)	(100,478)
At the end of the year	(157,139)	(100,664)

14 Contingencies
No lawsuits have been filed nor threatened against the Company.

15 Subsequent events
The Company evaluated subsequent events through March 31, 2023, the date on which the financial statements were available to be issued.

We have become aware that the various corporation tax filings due in 2022 and 2023 have not been made and are currently in discussions with our US lawyers to ensure that these filings are made (albeit with no tax liability due) as soon as possible. This may result in some form of penalties and interest during 2024.

We were also notified that the re-submission of the bid to the US Department of Defense for funding to investigate the causes of Traumatic Brain Injury (TBI) inside a non-penetrated un-armored vehicle proved unsuccessful again on this occasion. We are investigating whether it is worth pursuing this further and whether the US university team can find a better way of providing evidential data of the impact of TBI with and without our countermeasures inside an enclosed vehicle.